FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_________.

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934 1 — 31 May 2005
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 May 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(3 May 2005)	(12 May 2005)
Announcement	Announcement
Company purchases its own securities	Transfer of Shares by Diageo Share
through CSFB Europe Ltd.	Ownership Trustee Limited and Messrs
(4 May 2005)	Walsh and Rose inform the Company of
their beneficial interests therein.
(13 May 2005)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through CSFB Europe Ltd.	through CSFB Europe Ltd.
(5 May 2005)	(13 May 2005)
Announcement	Announcement
Transfer of Shares by Diageo Share	Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs	Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of	Walsh and Rose inform the Company of
their beneficial interests therein.	their beneficial interests therein.
(6 May 2005)	(20 May 2005)
Announcement	Announcement
Company purchases its own securities	Barclays PLC notifies the company
through CSFB Europe Ltd.	that they no longer have a
(6 May 2005)	notifiable interest in the Company’s
Ordinary Shares.
(24 May 2005)
Announcement	Announcement
Company purchases its own securities	Transfer of Shares by Diageo Share
through CSFB Europe Ltd.	Ownership Trustee Limited and Messrs
(9 May 2005)	Walsh and Rose inform the Company of
their beneficial interests therein.
(27 May 2005)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh and Rose inform the Company of
their beneficial interests therein.
Lord Blyth and Messr Stitzer inform
the Company of their beneficial interests
(10 May 2005)
Announcement
Company purchases its own securities
through CSFB Europe Ltd.
(10 May 2005)
Announcement
Company purchases its own securities
through CSFB Europe Ltd.
(11 May 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 09 June 2005	By /s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 03-May-05
Number	8189L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 778.28 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 73,080,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,977,022,039.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 04-May-05
Number	8921L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 675,000 ordinary shares at a price of 782.49 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 73,755,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,976,389,773.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 05-May-05
Number	9541L

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 793.88 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 74,405,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,975,769,406.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:22 06-May-05
Number	PRNUK-0605

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 6 May 2005 the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 518 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 2,608 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 29 April 2005 at a price per Ordinary Share of £7.726 by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

29.04.05	518	£7.726

Date of Transaction	No of Ordinary Shares Transferred

29.04.05	2,608

The total holding of the Trust now amounts to 4,527,412 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

6 May 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:10 06-May-05
Number	0154M

Diageo plc announces that it has today purchased through CSFB Europe Ltd 650,000 ordinary shares at a price of 793.65 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 75,055,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,975,136,339.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 09-May-05
Number	0697M

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 786.27 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 75,305,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,974,886,339.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:57 10-May-05

Number	PRNUK-1005

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

   Diageo plc (the ‘Company’) announces that:

It received notification on 10 May 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 42,165 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 May 2005 at a price of £7.89 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) the following directors of the Company were allocated Ordinary Shares on
10 May 2005 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	24

P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.89.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 May 2005 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 4,569,577 Ordinary Shares.

As a result of the above, these directors’ interests in the Company’s Ordinary
Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	238,790

P S Walsh	725,040

It received notification on 10 May 2005 from Lord Blyth, a director of the Company, that he has purchased 929 Ordinary Shares on 10 May 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.89.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 107,401.

It received notification on 10 May 2005 from Todd Stitzer, a director of the Company, that he has purchased 126 Ordinary Shares on 10 May 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £7.89

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,474.

10 May 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 10-May-05
Number	1353M

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 787.37 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 75,805,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,974,386,339.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 11-May-05
Number	1956M

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 793.13 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 76,305,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,973,886,339.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 12-May-05
Number	2549M

Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 799.09 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 76,805,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,973,386,339.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:45 13-May-05
Number	PRNUK-1305

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 13 May 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 227 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 476 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold between 6 May 2005 and 11 May 2005 at prices per Ordinary Share of between £7.8506 and £7.9406 by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

06.05.05	2	£7.9406

09.05.05	144	£7.8506

10.05.05	28	£7.876

11.05.05	53	£7.936

Date of Transaction	No of Ordinary Shares Transferred

06.05.05	476

The total holding of the Trust now amounts to 4,568,874 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

13 May 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 13-May-05
Number	3108M

Diageo plc announces that it has today purchased through CSFB Europe Ltd 160,000 ordinary shares at a price of 799.2 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 76,965,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,973,249,475.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:01 20-May-05
Number	PRNUK-2005

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 20 May 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 663 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 21,026 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 13 May 2005, 16 May 2005 and 18 May 2005 at prices per Ordinary Share of £8.0311, £8.0106 and £8.0756 respectively, by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

13.05.05	370	£8.0311

16.05.05	150	£8.0106

18.05.05	143	£8.0756

Date of Transaction	No of Ordinary Shares Transferred

13.05.05	20,529

16.05.05	497

The total holding of the Trust now amounts to 4,547,185 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

20 May 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:36 24-May-05
Number	PRNUK-2405

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 9 PARAGRAPH 11 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 23 May 2005, for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC that they no longer have a notifiable interest in the Company’s Ordinary Shares of 28 101/108p each (‘Ordinary Shares’).

The issued share capital of the Company as at 23 May 2005 was 2,973,541,229 excluding 76,715,000 Ordinary Shares held as Treasury Shares.

24 May 2005

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:16 27-May-05
Number	PRNUK-2705

TO: Regulatory Information Service

     PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 27 May 2005 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,073 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 3,870 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 20 May 2005 at a price per Ordinary Share of £8.0356, by the Trustee.

Date of Transaction	No of Ordinary Shares Sold	Price Per Share

20.05.05	556	£8.0356

20.05.05	517	£8.0356

Date of Transaction	No of Ordinary Shares Transferred

20.05.05	3,870

The total holding of the Trust now amounts to 4,542,242 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

27 May 2005

END